Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE ANNOUNCES SIGNIFICANT TRACTION WITH RECENLTY LAUNCHED HARMONY ENHANCED MC PRODUCT

First major orders for Enhanced MC support a Tier 1 operator, enterprise and distribution channels

Ottawa, Canada, October 26, 2016 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a global supplier of packet microwave radio systems, today announced it has completed more than 10 successful trials with Harmony Enhanced MC, successfully operating at double the capacity of a traditional microwave system, while enabling smaller antennas. These trials have resulted in multiple order activity and demand from 8 customers that include a Tier 1 carrier, enterprise end-users and distributors. First production shipments of the Harmony Enhanced MC will occur this fiscal quarter (Q3FY17), and will continue to ramp up through the 4th fiscal quarter.

DragonWave’s Harmony Enhanced MC product leads the market with the combination of its dual channel capability and industry leading system gain, as well as its advanced network security capabilities. The Harmony Enhanced MC offers multi-gigabit backhaul capacities, allowing the scalability of LTE network, and providing the backbone for future 5G deployments. The industry leading system gain significantly improves total cost of ownership by enabling reduced antenna sizes.

Field trials accomplished throughput rates of over 2 Gb/s in a single radio. Harmony Enhanced Multi-Channel provides operators with deployment flexibility to use smaller antennas, minimizing load on mounting structures, and enabling future network scalability. In a field deployment of Harmony Enhanced Multi-Channel, DragonWave has demonstrated how the radio’s gain can support a 50 Km link with only a 2’ (.6M) antenna.

“DragonWave is pleased with the rapid adoption our industry leading Harmony Enhanced MC platform” said Greg Friesen, Vice President, Product Management, DragonWave. “Harmony Enhanced MC addresses major operator hurdles by providing a doubling in capacity, while significantly reducing total cost of ownership through a reduction in antenna size.  This capability allows operators to scale LTE networks and prepare for the launch of 5G deployments”

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contact: Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: +1-613-599-9991 ext 2262	Media Contact: Becky Obbema Interprose (for DragonWave) Becky.Obbema@interprosepr.com Tel: +1-408- 778-2024	Investor Contact: Peter Allen CEO DragonWave Inc. pallen@dragonwaveinc.com Tel: +1-613-599-9991